 Exhibit 99.1

TransAlta Renews Normal Course Issuer Bid

CALGARY, AB, May 26, 2023 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) announced today that the Toronto Stock Exchange ("TSX") has accepted the notice filed by the Company to implement a normal course issuer bid ("NCIB") for a portion of its common shares ("Common Shares").

Pursuant to the NCIB, TransAlta may repurchase up to a maximum of 14,000,000 Common Shares, representing approximately 7.29% of its public float of Common Shares, where the aggregate "public float" (as defined by the TSX) as at May 17, 2023, was 192,048,191 Common Shares. Purchases under the NCIB may be made through open market transactions on the TSX and any alternative Canadian trading platforms on which the Common Shares are traded, based on the prevailing market price. Any Common Shares purchased under the NCIB will be cancelled.

Transactions under the NCIB will depend on future market conditions. TransAlta will initially retain discretion whether to make purchases under the NCIB, and to determine the timing, amount and acceptable price of any such purchases, subject at all times to applicable TSX and other regulatory requirements. The period during which TransAlta is authorized to make purchases under the NCIB commences on May 31, 2023 and ends on May 30, 2024 or such earlier date on which the maximum number of Common Shares are purchased under the NCIB or the NCIB is terminated at the Company's election.

Under TSX rules, not more than 150,222 Common Shares (being 25% of the average daily trading volume on the TSX of 600,891 Common Shares for the six months ended April 30, 2023) can be purchased on the TSX on any single trading day under the NCIB, with the exception that one block purchase in excess of the daily maximum is permitted per calendar week. As at May 17, 2023, there were 263,330,038 Common Shares issued and outstanding.

TransAlta has repurchased and cancelled 8,549,500 Common Shares on the open market through the facilities of the TSX and/or alternative Canadian trading systems at an average price of $11.86 per share under its prior NCIB approved by the TSX on May 24, 2022 for the twelve-month period commencing May 31, 2022.

The NCIB provides the Company with a capital allocation alternative with a view to long-term shareholder value. TransAlta's Board of Directors and Management believe that, from time to time, the market price of the Common Shares does not reflect their underlying value and purchases of Common Shares for cancellation under the NCIB may provide an opportunity to enhance shareholder value.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 111 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and its climate change strategy with CDP (formerly Climate Disclosure Project) and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 68 per cent reduction in GHG emissions or 22 million tonnes since 2015 and has received scores of A- from CDP and A from MSCI.

For more information about TransAlta, visit its website at transalta.com.

Cautionary Statement Regarding Forward-looking Information:

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words  "may", "will",  and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release contains forward-looking statements and information relating to TransAlta's intentions with respect to the NCIB, the effects of repurchases of Common Shares and purchases thereunder, including any enhancement to shareholder value. These statements are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: the entering into of an automatic securities purchase plan; legislative or regulatory developments; any significant changes to Common Share price or trading volume; continued availability of capital and financing; changes to general economic, market or business conditions; business opportunities that become available to, or are pursued by TransAlta; and other risk factors contained in the Company's annual information form and management's discussion and analysis. Readers are cautioned not to place undue reliance on these forward-looking statements or forward-looking information, which reflect TransAlta's expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2023/26/c1789.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 16:05e 26-MAY-23